October 26, 2009

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Mark P. Shuman, Branch Chief – Legal

Matthew Crispino, Staff Attorney

Re:	Google Inc.
Registration Statement on Form S-4
Filed September 11, 2009
File No. 333-161858

Ladies and Gentlemen:

Google Inc. (the “Company” or “Google”) submits this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 8, 2009, relating to the Company’s Registration Statement on Form S-4, filed September 11, 2009 (the “Registration Statement”).

Simultaneously with this letter, we are filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement). Amendment No. 1 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.	We refer you to the last Question and Answer on the bottom of page 2 of the registration statement. Please highlight in the prospectus and on the proxy card and any voting instruction forms that if a holder of On2 Common Stock submits an executed proxy or voting instruction form to cast votes with respect to shares held as of the notice record date, any votes cast or voting instructions received with respect to shares sold between the notice record date and voting record date will not be counted.

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October 26, 2009

In response to the Staff’s comment, we have revised the disclosure and the form of preliminary proxy card to highlight the fact that shares sold between the date of execution of the proxy and the voting record date will not be counted. In addition, please be advised that the voting instructions provided to On2 stockholders will include similar language. Please refer to page 3 of Amendment No. 1 and to the form of preliminary proxy card, which immediately precedes Appendix A to Amendment No. 1.

Questions and Answers about the Special Meeting, page 1

“What will On2 stockholders receive in the merger?”, page 1

2.	Please state clearly on the cover page of the prospectus, in this section and in your risk factor disclosure that, as a result of the exchange formula, it is possible that some On2 stockholders may not receive any shares of Google Class A Common Stock but only cash in the transaction. Also, we note your statement in this section that “[b]ecause of the effect of rounding in the exchange ratio calculation, a slight increase or decrease in the trading price, as defined, at certain values will significantly impact the aggregate value of the shares and cash that an On2 stockholder receives in connection with the merger.” Please revise this section to include a table that illustrates different exchange ratios based on a reasonable range of potential market prices of Google Class A Common Stock and the resultant mix of stock and cash that On2 shareholders would receive.

In response to the Staff’s comment, we have revised the disclosure to state that, as a result of the exchange formula, it is possible that some On2 stockholders will not receive any shares of Google Class A Common Stock but only cash in connection with the merger. Please refer to the “Dear On2 Stockholder” letter and to pages 1, 7, 22 and 85 of Amendment No. 1.

We have also revised the disclosure on page 2 of Amendment No. 1 to include tables that illustrate different exchange ratios based on a reasonable range of potential trading prices of Google Class A Common Stock and the effect that such prices would have on the resultant mix of shares of Google Class A Common Stock and cash that On2 stockholders would receive in connection with the merger.

“If I am a stockholder of record and have received this proxy statement/ prospectus....”, page 2

3.

You disclose in this section that the number of shares of On2 Common Stock owned of record by a stockholder on the voting record date will be voted in accordance with such stockholder’s validly executed proxy, regardless of when the proxy was submitted. Please tell us in your response letter how the planned treatment of stockholder votes

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October 26, 2009

discussed in this paragraph is consistent with both state law and Exchange Act Rule 14a-10. For example, given the restrictions in Rule 14a-10(b) and state law requirements, if any, as to what constitutes a valid proxy, please advise how shares acquired following the date of an executed proxy card can be voted without a holder providing a new, subsequently dated proxy card.

In response to the Staff’s comment, we have revised the disclosure on page 3 of Amendment No.1 and the language on the form of preliminary proxy card to state that, by executing the proxy, a stockholder will be authorizing the named proxy holders to vote (i) all shares of On2 Common Stock owned by such stockholder as of the date of execution of the proxy, excluding any shares sold or transferred between the execution of the proxy and the voting record date and (ii) any shares that such stockholder acquires between execution of the proxy and the voting record date. Therefore, by executing the proxy, such stockholder is authorizing the named proxy holders to vote the number of shares of On2 Common Stock such stockholder owns as of the voting record date. We respectfully advise the Staff that we are of the view that this disclosure is consistent with Delaware law and Exchange Act Rule 14a-10.

Google and On2 Technologies, Inc. (“On2”) have been advised by their respective Delaware legal counsel at the firms of Potter Anderson & Corroon LLP and Richards Layton Finger, P.A., respectively, that, under Delaware law, shares acquired following the date of an executed proxy card can be voted without a holder providing a new, subsequently dated proxy card and that therefore the above referenced disclosure is consistent with applicable Delaware law. As a preliminary matter, we note that the General Corporation Law of the State of Delaware was amended, effective as of August 1, 2009, to permit boards of directors of Delaware corporations to fix one date as the record date for determining the stockholders entitled to receive notice of a meeting and to fix another later date for determining the stockholders entitled to vote at such meeting, subject to certain restrictions. Accordingly, On2 has specific statutory authority to fix separate notice and voting record dates.

Section 212 of the General Corporation Law of the State of Delaware authorizes stockholders to vote “by proxy.” 8 Del. C. § 212(b). Specifically, subsection (b) thereof provides, in relevant part, that “[e]ach stockholder entitled to vote at a meeting of stockholders … may authorize another person or persons to act for such stockholder by proxy….” 8 Del. C. § 212(b). A proxy establishes an agency relationship pursuant to which a stockholder appoints an agent to vote his or her shares. Lobato v. Health Concepts IV, Inc., 606 A.2d 1343 (Del. Ch. 1991); Parshalle v. Roy, 567 A.2d 19 (Del. Ch. 1989). The scope of the agency relationship by and between the stockholder and the proxy holder is determined by the language of the proxy card. Delaware law does not, however, require that a proxy take any particular form. See Lobato v. Health Concepts IV, Inc., 606 A.2d 1343, 1347 (Del. Ch. 1991). To qualify as a proxy under Delaware law, the document must (i) authorize another person or persons to act for such stockholder as proxy, and (ii) include some indication of authenticity, such as a signature. See Eliason v. Englehart, 733 A.2d 944, 946 (Del. 1999); Parshalle v. Roy, 567 A.2d 19, 27 (Del. Ch. 1989). The On2 proxy, which authorizes the proxy holder “to vote the number of shares of On2 common stock owned by [the stockholder] as of the voting record date” and which requires an indication of authenticity in the form of the stockholder’s signature, clearly satisfies the foregoing minimum requirements.

Delaware law also does not require that a stockholder specify the number of shares that the proxy holder is authorized to vote, and the Delaware Court of Chancery’s decision in In Re The Mony Group Inc. Shareholder Litigation, 853 A.2d 661 (Del. Ch. 2004), illustrates this point. In that case, the directors of a Delaware corporation postponed a special meeting of stockholders and established a new record date. The plaintiff stockholders challenged, among other things, the corporation’s use of the proxies delivered in connection with the earlier meeting, alleging that the agency relationship created by the proxy was limited to

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voting shares owned on the record date at the time the card was signed. The Court observed that the validity of the proxies turned on whether the language of the proxy card continued to confer power on the proxy holder at the rescheduled meeting and with respect to shares owned on the later record date. The Court interpreted the language of the Mony proxy card, which authorized the proxy holder to “vote all shares of Mony common stock owned on the record date by the [shareholder] at the special meeting … or any adjournment or postponement thereof,” as authorizing the proxy holder to vote the shares owned by the stockholder on any record date established for the special meeting. Thus, the proxy card continued to authorize the holder thereof to vote such stockholder’s shares to the extent to which the stockholder continued to own stock on the new record date.

The Court in Mony upheld the use of proxies that were delivered well in advance of the voting record date for a rescheduled meeting, and concluded that the proxy card authorized the holder thereof to vote that number of shares that the stockholder owned on the record date. Although the factual circumstances differ, the principles cited by the Court in Mony apply in respect of the On2 proxies. Similar to the old proxies at issue in Mony, the On2 proxy authorizes proxy holders to vote that number of shares owned by the stockholder as of the voting record date, regardless of whether the proxy was executed or delivered to the corporation prior to such time. Notwithstanding the fact that following the execution of the proxy and prior to the voting record date stockholders may acquire or dispose of shares of On2 common stock, the On2 proxy will continue to authorize proxy holders to vote the number of shares that the stockholder owns on the voting record date. Accordingly, to the extent that On2 stockholders acquire shares after the execution of the proxy, the stockholder’s shares will be voted in accordance with the instructions set forth in the proxy, and such stockholders need not provide new, subsequently dated proxies.

Although the On2 proxy authorizes a proxy holder to vote all shares of On2 common stock that the stockholder owns on the voting record date, the proxy is freely revocable. A stockholder may revoke a proxy by an express revocation thereof or by delivering another proxy, which revokes by implication all earlier dated proxies. In addition, the stockholder may request a ballot and vote at the stockholder meeting, thereby revoking the earlier proxy.

Exchange Act Rule 14a-10(b) prohibits solicitation of “any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.” The adopting release to Exchange Act Rule 14a-10 states that the rule prohibits “the solicitation of any undated or postdated proxy or any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.” Exchange Act Release No. 34-4775 (December 11, 1952). We respectfully submit that the prohibitions sets forth in Rule 14a-10 are not at issue with respect to the disclosure in the proxy statement/prospectus or the language on the form of preliminary proxy card. Neither the proxy statement nor the form of preliminary proxy card provides that an On2 stockholder’s proxy shall be deemed to be dated as of any date subsequent to the date of its execution. Rather, the proxy makes clear that, by signing the proxy, the stockholder is authorizing the proxy holders to vote all shares that the stockholder owns as of the voting record date. In addition, and as noted above, any stockholder who executes a proxy may revoke such proxy at any time before the proxy is voted by following the procedures described in the proxy statement/prospectus.

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Summary, page 6

4.	We note that you have established a toll free number shareholders may call for information regarding the merger consideration. Please disclose if shareholders will be able to call this number after the exchange ratio has been determined to learn the exact number of Google shares and/or amount of cash they will receive in the transaction.

We have revised the disclosure on pages 6 and 7 to state that On2 stockholders will be able to call Innisfree M&A Incorporated, On2’s proxy solicitor, toll free to learn the exchange ratio once it is calculated. Pursuant to a telephone conversation with Mr. Crispino, please be advised that this call-in number is not intended, nor does Innisfree intend, to advise individual On2 stockholders of the exact number of Google shares and/or amount of cash such stockholders will receive in the transaction.

Where You Can Find More Information, page 115

5.	We note your statement in the last paragraph of this section that the description of representations and warranties made by the parties in the merger agreement, as well as those set forth in other exhibits to the filing, “were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the merger agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts.” General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when the Company is aware of material contradictory information, and additional disclosure by the Company is appropriate in such circumstances. Please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information. Also, cautionary language should be limited to statements of fact. In contrast, much of the disclaimer contains statements of speculation; in effect, that the representations and warranties in the agreements included as exhibits:

•	Should not be viewed to provide factual information – but you will not tell investors what factual information, if any, is the exception;

•

Are subject to qualifications and limitations by the respective parties, including exceptions and other information that are not necessarily reflected in the filed agreement – but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted; and

•	May have changed after the date of the merger agreement – but you will not tell investors what, if anything, has changed.

The intent and the effect of this language are to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to file as an exhibit to your registration statement. Either specifically identify which representations and warranties are subject to this language or delete this language.

In response to the Staff’s comment, we have revised the disclosure on page 120 of Amendment No. 1 to make clear that any specific material facts that qualify the representations and warranties in the merger agreement have been disclosed in the proxy statement/prospectus or in the information incorporated by reference. In addition, the Company hereby confirms its understanding of its disclosure responsibilities with regard to material contradictory information and further advises the Staff, on behalf of both the Company and On2, that each party has considered whether additional specific disclosures are needed in Amendment No. 1 to put into context information about such representations and warranties so that the information is not materially

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inaccurate and that each party has concluded that no such additional specific disclosures are required.

Exhibit 99.1

6.	We note that you have filed your form of proxy as an exhibit. In your revised materials, please file the form of proxy as an appendix to your proxy statement. See Note to Paragraph (a)(3) of Rule 14a-4. Please also mark the form of proxy as “preliminary.” See Rule 14a-6(e)(1).

In response to the Staff’s comment, we have removed the form of preliminary proxy as an exhibit to Amendment No.1. Pursuant to conversations with the Staff, we have elected to include the form of preliminary proxy immediately prior to Appendix A to Amendment No.1, as opposed to including it as an appendix, and we have marked it as “preliminary.”

* * *

Please direct your questions or comments to me at (650) 253-6646 or Jon Avina at (650) 565-3969. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (650) 887-1790, as well as that of Mr. Avina at (650) 493-6811. Thank you for your assistance.

Sincerely,

/s/ Donald Harrison
Donald Harrison, Deputy General Counsel and Assistant Secretary
Google Inc.

cc:	Jennifer L. Kercher

Katherine Stephens

David J. Segre

Jon C. Avina